UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                          NOTIFICATION OF LATE FILING
                                                      SEC File Number: 001-12665
                                                            CUSIP Number: 008190

(Check One): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form
 10D |_| Form N-SAR |_| Form N-CSR

For Period Ended: December 31, 2006
 |_|  Transition  Report  on Form  10-K
 |_|  Transition  Report  on Form 20-F
 |_|  Transition Report on Form 11-K
 |_|  Transition Report on Form 10-Q
 |_|  Transition Report on Form N-SAR
For the Transition Period Ended:
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
Part I - Registrant Information

Full Name of Registrant:                          CEC Entertainment, Inc.
Former Name if Applicable:                        ShowBiz Pizza Time, Inc.
Address of Principal Executive Office
(Street and Number):                              4441 W. Airport Freeway

City, State and Zip Code:                         Irving, Texas 75062



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Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|_| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company has announced that its Audit Committee has completed a previously announced review of the Company's stock option granting practices during the period from 1989 through 2005. While the review found no evidence of fraud or intentional misconduct, the review did find that administrative errors, record-keeping deficiencies and other defects in the stock option granting process resulted in the measurement dates for certain stock option grants, as defined for accounting purposes, differing from the recorded grant dates for such awards. The Company and the Audit Committee reviewed accounting guidance regarding stock option granting practices recently published by the SEC, and determined the appropriate accounting measurement dates, as well as the amount of compensation charges, and the resulting accounting and tax impact. The Company announced on November 13, 2006, its plans to restate prior year financial statements. The Company also announced that investors should no longer rely on the Company's historical financial statements or on related reports from the Company's registered independent public accounting firm. The Company is working diligently to complete the restatement of its prior year financial statements and the completion of its current year financial statements not yet issued. The Company will file an amended annual report for the period ended January 1, 2006; an amended quarterly report for the quarter ended April 2, 2006; quarterly reports for the second and third quarters ended July 2, 2006 and October 1, 2006, respectively, and an annual report for the year ended December 31, 2006, as soon as practicable.

     As a result, the Company will delay the filing of its Form 10-K for the year ended December 31, 2006. The Form 10-K is not expected to be filed by the extended deadline.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification

    Christopher D. Morris              (972)                  258-4525
           (Name)                   (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             |_| Yes      |X| No

     FORM 10-Q FOR THE QUARTER ENDED JULY 2, 2006
     FORM 10-Q FOR THE QUARTER ENDED OCTOBER 1, 2006

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             |X| Yes      |_| No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As stated in Part III above, due to the Company's continuing review of its stock option granting practices, the Company requires additional time to complete and to determine the extent of corrections required to its previously reported financial results. Accordingly, the Company is unable to estimate the amount of any changes to the results of its operations for the fiscal year ended December 31, 2006 compared to prior years.


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     This Form 12-b-25 contains forward-looking statements that are based on the
Company's current expectations. Such statements include, but are not limited to, plans, projections and estimates regarding (1) the results and effect of the Company's review of its stock option granting practices and the related accounting treatment, and (2) timing of the completion and filing of the Company's quarterly reports on Form 10-Q for the periods ended July 2, 2006 and October 1, 2006, and its annual report on Form 10-K for the period ended December 31, 2006. Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected. More information about potential risk factors which could affect the Company's results is included in the Company's filings with the SEC.


                             CEC Entertainment, Inc.
                (Name of the Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 1, 2007                         By: /s/ Christopher D. Morris
                                                --------------------------------
                                                Christopher D. Morris
                                                Executive Vice President and
                                                Chief Financial Officer